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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-C

                 CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


      Date of Report (Date of Earliest Event Reported):  December 24, 1996
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                         Commission File Number 0-18238



                             SEQUOIA SYSTEMS, INC.
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             (Exact Name of Registrant as Specified in its Charter)


DELAWARE                                           04-2738973
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(State or Other Jurisdiction                       (I.R.S. Employer
of Incorporation or Organization)                    Identification No.)


5959 Corporate Drive, Houston, Texas               77036
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(Address of Principal Executive Offices)           (Zip Code)


Registrant's telephone number, including area code      (713) 541-8200
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ITEM 1.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security - Common Stock

2. Number of shares outstanding before the change - 15,360,629 on October 31, 1996

3. Number of shares outstanding after the change - 14,580,088 on December 24, 1996

4.  Effective date of change - December 24, 1996

5.  Method of change - Acquisition of common stock for treasury


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SEQUOIA SYSTEMS, INC.

Date:  February 20, 1997            By:/s/ J. Michael Stewart
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                                       J. Michael Stewart
                                       President and Chief Executive Officer

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